UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

Red Oak Capital Fund III, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-2079441
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 110 Charlotte, North Carolina 28209
(Full mailing address of principal executive offices)

(616) 343-0697
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” “our” or similar terms refer to Red Oak Capital Fund III, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund III, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Red Oak Capital Fund III, LLC, a Delaware limited liability company, was formed on June 12, 2019. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

The Company does not act as a land or real estate developer and generally only acquires, owns, holds, leases, operates, manages, maintains, redevelops, sells or otherwise uses any undeveloped real property or developed real property, when necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

2

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on June 25, 2019, which offering statement was qualified by the SEC on September 18, 2019. Pursuant to the Offering Statement, we offered a minimum of $2,000,000 in the aggregate and a maximum of $50,000,000 in the aggregate of the Company’s 6.5% Series A and 8.5% Series B senior secured bonds, or the Bonds. The purchase price per Bond was $1,000, with a minimum purchase amount of $10,000. Proceeds from the sale of the Bonds were used to invest in collateralized senior commercial mortgage notes, or property loans, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds. As of December 23, 2019, the Offering reached the maximum aggregate raise of $50,000,000 through issuing $4,386,000 and $45,614,000 of Series A and Series B Bonds, respectively. Upon issuance of the maximum amount, the debt issuance costs incurred were approximately $4.5 million, resulting in net proceeds of approximately $45.5 million.

As of June 30, 2023, the Company held a participation as lead lender in one senior secured loan, providing $5,175,000 of an aggregate of $10,175,000 of senior secured lending to the borrower.  The loan possessed has an interest rate of 8.50% and the maturity date is December 21, 2024 . The following table outlines the major terms of the loan closed by the Company as lender:

Borrower	Location	Maturity	Note Principal	Interest Rate
4401 Fortune Place, LLC	Melbourne, FL	12/21/2024	$5,175,000	8.50%

As of June 30, 2023, the Company held four properties that have been acquired through foreclosure with a capitalized cost basis of $13,418,963, net of $2,180,000 in unrealized loss reserves. See the property footnote in the financial statements for additional information. For additional information on properties acquired through foreclosure prior to December 31, 2022, see Item 2 of Form 1-K for the fiscal year ended December 21, 2022 and which are incorporated herein by reference: https://www.sec.gov/Archives/edgar/data/1780633/000165495423011489/redoakiii_1k.htm.

We are managed by our Manager, which is wholly owned by Red Oak Capital Holdings, LLC, a Delaware limited liability company, or our Sponsor, a Grand Rapids, Michigan based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Six-months Ended June 30, 2023

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2023.

As of June 30, 2023, the Company held a participation as lead lender in one senior secured loan, providing $5,175,000 of an aggregate of $10,175,000 of senior secured lending to the borrower. See the table in the section above for additional details on the outstanding loan.

On March 31, 2023, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest in the loan held with 4401 Fortune Place, LLC equal to 49.14% of the $10,175,000 senior secured loan to WE Alliance Secured Income Fund, LLC, a Delaware limited liability company (the “Participant”), for a purchase price of $5,000,000. Pursuant to the terms of the Participation Agreement, the lenders shall split all interest payments and fees from the Loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender and primary servicer of the loan. The loan has since paid off and the participation agreement has been completed. See the subsequent events footnotes for additional information.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to two percent (2.0%) of the outstanding and unpaid principal at the time of each additional extension and a one percent (1.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

3

On January 23, 2023, the hotel located in Newport News, VA, formerly owned by OM Hotel, LLC, was acquired through foreclosure. The note originally matured on December 10, 2020. The Company took ownership of the property through ROCFIII OM, LLC and began the sale process. On March 31, 2023, the Company sold ROCFIII OM, LLC, which owns the hotel in Newport News, VA, to Red Oak Capital Properties, LLC, a related party under common ownership. The Company received $5,950,000 in proceeds from the sale.

For the six-months ended June 30, 2023, our total revenues from operations, including property rental revenue of $785,030, amounted to $1,061,145. Operating costs for the same period, including bond interest expense of $2,279,949, property rental expenses of $1,275,392, and management fees of 392,875 amounted to $4,389,180. Net loss for the period, including realized gain on extinguished debt of $6,000 amounted to $3,322,035.

Results of Operations – For the Six-months Ended June 30, 2022

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2022.

 As of June 30, 2022, the Company held five senior secured loans, pursuant to which the Company, as the lender, provided $23,515,000 of senior secured loans to various borrowers. This set of loans possessed interest rates ranging between 12% and 20% (averaging 16.64%) and where the maturities ranged from March 18, 2021 to April 20, 2022.

 The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to two percent (2.0%) of the outstanding and unpaid principal at the time of each additional extension and a one percent (1.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

 On May 26, 2022, the Company sold the note with the borrower Shops Bird & 89, LLC which possessed a principal balance of $4,162,500. The note originally matured on December 20, 2020 and had an interest rate of 11%. The Company received $4,083,937 in proceeds from the sale resulting in a full payoff of principal as well as a portion of the outstanding fees and interest, net of reserves.

 For the six-months ended June 30, 2022, our total revenues from operations, including property rental revenue of $637,385, amounted to $1,060,719. Operating costs for the same period, including bond interest expense of $2,458,724, property rental expenses of $774,379, and management fees of 437,281 amounted to $3,714,602. Net loss for the period, including unrealized loss on property held for sale of $478,000 amounted to $3,131,883.

Liquidity and Capital Resources

As of June 30, 2023, we had sold $4,386,000 and $45,614,000 of Series A and Series B Bonds, respectively, pursuant to our offering of Bonds. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

The Company had cash on hand of $5,245,545 and zero bond service reserves. Pursuant to the Indenture related to the Bonds, the bond service reserve required 3.75% of the gross proceeds from the Offering to be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations. On October 23, 2020, the bond service reserve was depleted to the pay the bond service obligation.

We expect to use debt financing in addition to our Bonds as a source of capital. We have a limit of 25% of the aggregate Bond principal raised on the amount of additional debt that can be employed in the operations of the business.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of our reserve account that’s used to pay our Bond obligations, or our Bond Service Reserve. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

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Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

We reached the maximum allowable raise and closed the Offering as of December 23, 2019. As such, we will no longer issue additional bonds. We intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

We did not close any senior secured loans in the first half of 2023. In the second quarter of 2023, one property was sold for $5,950,000. We currently have a robust pipeline of origination opportunities and we expect capital deployment to increase through December 31, 2023. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

We are actively pursuing the most advantageous exit strategies for the four properties owned by the Company. Two hospitality assets located in Natchez, MS, are currently undergoing renovation which we anticipate being completed in the first quarter of 2024. Upon completion of the renovations, we expect property-level net operating income to increase significantly, resulting in increases in the market value of each property.

As a result of macro events including conflict in the Ukraine, inflation and the lingering effects of the COVID-19 pandemic, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of these events has been rapidly evolving and presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are unable to quantify the impact these events may have on us at this time. As of the date of this report, the loans in the Company’s portfolio as distinct from the REO are performing.  However, we may experience adverse effects in the performance of our loans as whole result of economic conditions which may materially alter our ability to pay our debt service obligations and fees.

5

RED OAK CAPITAL FUND III, LLC

FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2023 AND DECEMBER 31, 2022

6

Red Oak Capital Fund III, LLC

Contents

Financial Statements

7

Red Oak Capital Fund III, LLC

Balance Sheets
	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$5,245,545	$3,322,597
Mortgage loans receivable, held for investment, net	-	2,690,000
Loan interest receivable	72,073	640,152
Accounts receivable	2,000	-
Other current assets	60,807	40,139
Total current assets	5,380,425	6,692,888
Long-term assets:
Property, net	13,418,963	13,418,963
Mortgage loans receivable, held for investment, net	5,099,733	5,088,600
Total long-term asets	18,518,696	18,507,563
Total assets	$23,899,121	$25,200,451

Liabilities and Member's Deficit
Current liabilities:
Loan interest reserves	$144,146	$385,956
Loan construction reserves	-	50,789
Bond interest payable	950,088	957,100
Other current liabilities	222,344	317,823
Accounts payable	228,209	368,925
Security deposits	16,248	16,248
Total current liabilities	1,561,035	2,096,841

Long-term liabilities:
Series B bonds payable, net	42,999,555	42,950,844
Total long-term liabilities	42,999,555	42,950,844

Member's deficit	(20,661,469)	(19,847,234)
Total liabilities and member's deficit	$23,899,121	$25,200,451

The accompanying notes are an integral part of the financial statements

8

Red Oak Capital Fund III, LLC

Statements of Operations

(Unaudited)

	For the Six Months Ending June 30
	2023	2022
Revenue:
Mortgage interest income	276,115	423,334
Rental income	785,030	637,385
Total revenue	1,061,145	1,060,719

Expenses:
Bond interest expense	2,279,949	2,458,724
Management fees	392,875	437,281
Management acquisition fees	50,875	-
Professional fees	20,568	43,363
General and administrative	521	855
Provision for loan losses	369,000	-
Rental expenses	1,275,392	774,379
Total expenses	4,389,180	3,714,602
Other income (expense)
Realized gain or (loss) on extinguished debt	6,000	-
Unrealized gain or (loss) on property, held for sale	-	(478,000)
Total other income (expense)	6,000	(478,000)
Net income (loss)	$(3,322,035)	$(3,131,883)

The accompanying notes are an integral part of the financial statements

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Red Oak Capital Fund III, LLC

Statements of Changes in Member's Capital
(Unaudited)
Managing Member
Member's deficit, January 1, 2022	$(12,788,832)
Net income (loss)	(3,131,883)
Member's deficit, June 30, 2022	$(15,920,715)
Member's deficit, January 1, 2023	$(19,847,234)
Deemed contributions	2,507,800
Net income (loss)	(3,322,035)
Member's deficit, June 30, 2023	$(20,661,469)

The accompanying notes are an integral part of the financial statements

10

Red Oak Capital Fund III, LLC

Statements of Cash Flows

(Unaudited)

	For the Six Months Ending June 30
	2023	2022
Cash flows from operating activities:
Net income (loss)	$(3,322,035)	$(3,131,883)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Net change in provision for loan losses	369,000	-
Accretion of loan origination income	(25,383)	(67,876)
Amortization of debt issuance costs	378,711	378,646
Unrealized gain or (loss) on property, held for sale	-	478,000
Change in other operating assets and liabilities:
Net change in loan interest receivable	(81,421)	274,025
Net change in other current assets	(20,668)	(30,916)
Net change in accounts receivable	(2,000)	-
Net change in bond interest payable	(7,012)	-
Net change in other current liabilities	(95,479)	95,257
Net change in accounts payable	(140,716)	-
Net cash provided by (used in) operating activities	(2,947,003)	(2,004,747)

Cash flows from investing activities:
Mortgage notes issued	(4,985,750)	4,162,500
Mortgage notes repaid	5,000,000	-
Loan interest reserves additions (deductions)	-	(282,834)
Loan construction reserve drawdowns	(764,299)	(6,126)
Property, net	3,442,200	(295,600)
Net cash provided by (used in) investing activities	2,692,151	3,577,940
Cash flows from financing activities:
Deemed contributions	2,507,800	-
Redemptions of Series B Bonds	(330,000)	-
Net cash provided by (used in) financing activities	2,177,800	-
Net change in cash and cash equivalents	1,922,948	1,573,193
Cash and cash equivalents, beginning of period	3,322,597	3,213,790
Cash and cash equivalents, end of period	$5,245,545	$4,786,983
Supplemental non-cash disclosures of cash flow information:
Interest paid	$1,908,250	$2,080,078

The accompanying notes are an integral part of the financial statements

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Red Oak Capital Fund III, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

1.	Organization

Red Oak Capital Fund III, LLC, (the “Company”) formerly known as Red Oak Capital Fixed Income III, LLC, is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company was formed on June 12, 2019 and commenced operations on September 27, 2019. The Company raised a maximum of $50 million of Series A Bonds and Series B Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The minimum offering requirement of $2 million was achieved and an initial closing was held on September 27, 2019 whereby the intial offering proceeds were released from escrow. The Company’s term is indefinite.

The Company’s operations had been affected by the outbreak of the coronavirus (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. The impact of the pandemic included the delay of payments from borrowers, higher rates of defaults, and declines in collateral values, all of which resulted in higher loan loss reserves for the Company. In addition, recent macro events in 2021 and 2022 and through the report date, including the Ukraine Conflict, price inflation, economic volatility and persistent COVID related weakness in particular sectors have exacerbated the situation for some properties resulting in increased delinquencies and defaults along with declines in collateral values. Any future disruption which may be caused by the outbreak and/or these macro events is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2.	Significant accounting policies Basis of presentation

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. In particular, the COVID-19 pandemic and recent adverse macro events, as well as our operations, may affect future estimates including, but not limited to, our allowance for loan losses. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

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Red Oak Capital Fund III, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

2.	Significant accounting policies (continued)

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Property, net

Property is initially recorded at lower of cost or fair value less estimated costs to sell establishing a new cost basis. Physical possession of commercial real estate property collateralizing a commercial mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. If fair value declines subsequent to foreclosure, a valuation allowance will be created and expensed as an unrealized loss. For the periods ending June 30, 2023 and June 30, 2022, the Company recognized $0 and $478,000 of unrealized loss on property, respectively.

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Impairment and allowance for loan losses

Mortgage loans receivable are considered “impaired” when, based on observable information, it is probable the Company will be unable to collect the total amount outstanding under the contractual terms of the loan agreement. The Managing Member assesses mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s remaining balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s base interest rate.

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Red Oak Capital Fund III, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

2.	Significant accounting policies (continued)

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when the Managing Member believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. The Managing Member’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions. Allowance for loan losses was decreased by $3,310,000 for the period ending June 30, 2023 and was not increased or decreased for the period ending June 30, 2022.

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. No loan was held in nonaccrual status at June 30, 2023 and one loan was held in nonaccrual status at December 31, 2022.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled approximately $0.03 and $0.07 million for the periods ending June 30, 2023 and June 30, 2022, respectively, which is included in interest income in the accompanying statement of operations. The Company had gross mortgage loans receivable of $5.18 and $11.19 million, presented net of approximately $0.07 and $0.10 million of unamortized deferred loan origination income and $0 and $3.31 million of loan loss reserves at June 30, 2023 and December 31, 2022, respectively.

Hotel Rental Revenue

The Company owned and operated two hotels at June 30, 2023 and December 31, 2022, from which the Company derives revenues. As a hotel owner, the Company has performance obligations to provide accommodations to hotel guests and in return the Company earns a nightly fee for an agreed upon period that is generally payable at the time the hotel guest checks out of the hotel. The Company typically satisfies the performance obligations over the length of stay and recognizes the revenue on a daily basis, as the hotel rooms are occupied and services are rendered. Other ancillary goods and services are purchased independently of the hotel stay at standalone selling process and are considered separate performance obligations, which are satisfied at the point in time when the related good or service is provided to the guest. These primarily consist of food, beverage and incidentals. Hotel room night and other ancillary hotel ownership revenues are recognized with rental and other revenues in the statements of operations.

Other Rental Revenue

The Company records rental revenue at the amount to which it expects to be entitled when control of the service is transferred to the customer. The Company recognizes rental revenue on a net basis when control of the service provided has been delegated to another entity, and the Company is acting as an agent. The Company’s contracts with customers contain no variable consideration, no warranty provisions, and all contracts are short term in nature. There are no material contract assets or liabilities outstanding at June 30, 2023 and December 31, 2022, respectively.

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Red Oak Capital Fund III, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

2.	Significant accounting policies (continued)

Taxes and Fees Collected on Behalf of Governmental Agencies

The Company is required to collect certain taxes and fees from customers on behalf of governmental agencies and remit these back to the applicable governmental agencies on a period basis. The Company has a legal obligation to act as a collection agent. The Company does not retain these taxes and fees, and, therefore, they are not included in the measurement of transaction prices. The Company has elected to present revenue net of sales taxes and other similar taxes. The Company records a liability when the amounts are collected and relieve the liability when payments are made to the applicable taxing authority or other appropriate governmental agency.

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. The sole member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to its member in amounts adequate to meet its tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, “Income Taxes”, as amended by Accounting Standards Update 2009-06, “Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.” This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As of June 30, 2023 and December 31, 2022, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of June 30, 2023 and June 30, 2022, no amount of interest and penalties related to uncertain tax positions was recognized in the statement of operations.

15

Red Oak Capital Fund III, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

2.	Significant accounting policies (continued)

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Recent Accounting Pronouncements – Not Yet Adopted

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments - Credit Losses: Measurement of Credit Losses of Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the financial asset. An entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes for financial assets measured at amortized cost. ASU 2016-13 is effective for the Company, under the extended transition period under the JOBS Act, for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. ASU 2016-13 was adopted on January 1, 2023, and had no material impact on the financial statements.

3.	Mortgage loans receivable

Mortgage loans receivable as of June 30, 2023 and December 31, 2022 are comprised of the following:

	06/30/2023	12/31/2022
Mortgage loans receivable	$5,175,000	$11,189,250
Deferred origination fees	(75,267)	(100,650)
Loan loss reserves	-	(3,310,000)
Mortgage loans receivable, held for investment, net	$5,099,733	$7,778,600

At June 30, 2023, this consisted of one mortgage loan where the interest rate was 8.50% and where the maturity was December 21, 2024, based on a twenty-four-month term with two borrower options to extend an additional six months. The Company earned and accrued approximately $0.28 million of mortgage loan interest during the period ending June 30, 2023. At December 31, 2022, this consisted of two mortgage loans where the interest rate weighted average was 13.50% and where the maturities ranged from December 10, 2021 to December 21, 2024, based on twelve-month and twenty four-month terms with two borrower options to extend an additional six months. The Company earned and accrued approximately $0.42 million of mortgage loan interest income during the period ending June 30, 2022.

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Red Oak Capital Fund III, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

3.	Mortgage loans receivable (continued)

Mortgage loans receivable are classified based on their contractual payment terms when borrowers are not in default. Loans in default are classified as long-term, unless subsequent collections indicate a balance should be current. Long-term mortgage receivables are classified as such when the maturity is in excess of one year from the balance sheet date, or due to defaults, foreclosure proceedings, receiverships or other contractual litigation makes it highly uncertain that the balance will be collected in the coming year.

In accordance with the Company’s mortgage loans receivable agreements, each borrower must fund a loan interest reserve account. As of June 30, 2023 and December 31, 2022, the loan interest reserve account contained approximately $0.14 and $0.39 million, respectively. Additionally, the Company holds certain construction funds and prepaid interest on behalf of each borrower which is then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. The loan construction reserve balance was approximately $0.0 million and $0.05 million as of June 30, 2023 and December 31, 2022, respectively.

On January 11, 2021, the Company issued a demand letter to a mortgage note borrower, OM Hotel, LLC, for a failure to make interest payments. On February 3, 2021, the Company issued a notice of default and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 17%. The note originally matured on December 10, 2020. The Company established a loan loss reserve in the amount of $3,310,000 for this note at December 31, 2022, which was carried into the basis of the property upon foreclosure which occurred on January 23, 2023.

On January 15, 2021, the Company issued a demand letter to a mortgage note borrower, Abdoun Estate Holdings, LLC, for a failure to make interest payments. On February 3, 2021, the Company issued a notice of default and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5%. Since the borrower failed to deliver the payoff, the Company has proceeded with foreclosure proceedings and took ownership of the underlying asset as of August 8, 2022. The note originally matured on March 30, 2021.

On March 4, 2021, the Company issued a notice of default to a mortgage note borrower, Burooj Holdings, LLC, and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5% Since the borrower failed to deliver the payoff, the Company has proceeded with foreclosure proceedings and took ownership of the underlying asset as of August 9, 2022. The note originally matured on March 18, 2021.

On January 10, 2022 the Company issued a notice of default to a mortgage note borrower, Centennial Housing & Community, Services Corp, and increased the interest rate to the default rate of 20% per annum. The note matured on April 20, 2022. On November 7, 2022 the Company received $6,794,473 in proceeds resulting in full payoff of principal as well as a portion of the fees and interest, net of outstanding interest and construction reserves.

On May 26, 2022, the Company sold the note with the borrower Shops Bird & 89, LLC which possessed a principal balance of $4,162,500. The note originally matured on December 2, 2020 and had an interest rate of 11%. The Company received $ 4,083,937 in proceeds from sale resulting in a full payoff of principal as well as a portion of the fees and interest, net of outstanding interest and construction reserves.

On July 28, 2022, mortgage note borrower Breda, LLC paid off its note with a principal balance of $5,100,000. The note originally matured on December 30, 2020 and had an interest rate of 11%. The Company received $ 5,349,158 in proceeds from the loan payoff resulting in a full payoff of principal as well as the majority of the fees and interest, net of outstanding interest and construction reserves.

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Red Oak Capital Fund III, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

3.	Mortgage loans receivable (continued)

On March 31, 2023, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest in the loan held with 4401 Fortune Place, LLC equal to 49.14% of the $10,175,000 senior secured loan to WE Alliance Secured Income Fund, LLC, a Delaware limited liability company (the “Participant”), for a purchase price of $5,000,000. Pursuant to the terms of the Participation Agreement, the lenders shall split all interest payments and fees from the Loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender and primary servicer of the loan.

4.	Property, net

On September 3, 2021, the hotel located in Natchez, MS, formerly owned by RVH Investments, Inc., was acquired through foreclosure. The note originally matured on December 19, 2020. The Company has engaged a property management group to operate the hotel and put this property up for sale.

On September 3, 2021, the hotel located in Natchez, MS, formerly owned by ONRD, Inc., was acquired through foreclosure. The note originally matured on March 11, 2021. The Company has engaged a property management group to operate the hotel and put this property up for sale.

On August 8, 2022, the Company accepted a deed-in-lieu of foreclosure on the note with the Abdoun Estate Holdings, LLC which possessed a principal balance of $3,000,000. The note originally matured on March 30, 2021 and had an interest rate of 11% which was increased to the default rate of 20%. The Company took ownership of the property and has begun the sale process.

On August 9, 2022, the Company foreclosed on the note with the borrower Burooj Holdings, LLC which possessed a principal balance of $3,800,000. The note originally matured on March 18, 2021 and had an interest rate of 11% which was increased to the default rate of 16.5%. The Company took ownership of the property and has begun the sale process.

At June 30, 2023 and December 31, 2022, the gross balance of Property was $15,598,963 of foreclosed commercial real estate properties recorded as a result of obtaining physical possession of the property. Property has been reduced to the lower of capitalized cost or fair value at June 30, 2023 and December 31, 2022 through a valuation reserve. The Company has recorded operations of the foreclosed properties from the respective dates of foreclosure through June 30, 2023 in the financial statements.

Property, net as of June 30, 2023 and December 31, 2022 is comprised of the following:

	06/30/2023	12/31/2022

Foreclosed cost	$15,598,963	$15,598,963
Valuation reserve	(2,180,000)	(2,180,000)
Property, net	$13,418,963	$13,418,963

5.	Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 1.75% of gross principal outstanding of Series A and Series B Bondholders. For the period ending June 30, 2023 and June 30, 2022, $392,875 and $437,281 management fees have been earned, respectively. As of June 30, 2023 and December 31, 2022, zero management fees were held as payable to the Managing Member.

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Red Oak Capital Fund III, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

5.	Related party transactions (continued)

The Company will pay an acquisition fee to the Managing Member. The acquisition fee is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. During the period ending June 30, 2023 and June 30, 2022, $50,875 and $0 acquisition fees have been earned, respectively. As of June 30, 2023 and December 31, 2022, zero acquisition fees were held as payable to the Managing Member.

On January 23, 2023, the hotel located in Newport News, VA, formerly owned by OM Hotel, LLC, was acquired through foreclosure. The note originally matured on December 10, 2020. The Company took ownership of the property through ROCFIII OM, LLC and began the sale process. On March 31, 2023, the Company sold ROCFIII OM, LLC, which owns the hotel in Newport News, VA, to Red Oak Capital Properties, LLC, a related party under common ownership. The Company received $5,950,000 in proceeds from the sale, of which $2,507,800 was a deemed contribution.

The below table represents the foreclosure of the hotel owned by OM Hotel, LLC in a non-cash transaction. As discussed above, the property was sold to a related party.

Mortgage loans receivable, held for investment, net	$(6,000,000)
Loan interest receivable	(589,500)
Loan interest reserves	241,810
Loan construction reserves	(713,510)
Allowance for loan losses	3,619,000
Proceeds from sale property	$3,442,200

6.	Member’s equity

During the periods ending June 30, 2023 and June 30, 2022, the Managing Member, as sole member of the Company, made zero capital contributions and received no distributions.

7.	Bonds payable

During the periods ending June 30, 2023 and June 30, 2022, the Company issued zero Series A and B Bonds. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Series A and Series B Bond offerings. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of June 30, 2023 and December 31, 2022, there have been approximately $4.50 million of debt issuance costs incurred by the Company. During the periods ending June 30, 2023 and June 30, 2022, $378,711 and $378,646 was amortized to bond interest expense during the period, respectively.

Bonds payable as of June 30, 2023 and December 31, 2022 are comprised of the following:

	06/30/2023	12/31/2022
Series A bonds payable	$-	$-
Series B bonds payable	44,710,000	45,040,000
Debt issuance costs	(1,710,445)	(2,089,156)
Total bonds payable, net	$42,999,555	$45,950,844

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Red Oak Capital Fund III, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

7.	Bonds payable (continued)

The Company executes quarterly interest payments to the Series B Bondholders at a rate of 8.5% per annum. The Company paid the first quarterly payment on January 25, 2020, in accordance with the offering circular. For the periods ending June 30, 2023 and June 30, 2022, the Company has recorded $2,279,949 and $2,458,724 as bond interest expense, respectively. As of June 30, 2023 and December 31, 2022, $950,088 and $957,100 is held as payable to both sets of Bondholders, respectively.

The maturity date of Series B Bonds will be December 31, 2025. Upon the maturity of the Series B Bonds, the bondholders will receive a Contingent Interest Payment equal to 4% and 24% of the Spread, respectively. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member. As of June 30, 2023 or December 31, 2022, the Company has accrued no contingent interest.

Series B Bonds will be redeemable beginning January 1, 2022. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2022 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2024.

The Company’s obligation to redeem bonds in any given year pursuant to this Series B Redemption is limited to 10% of the outstanding principal balance of the Series B Bonds on January 1 of the applicable year. Bond redemptions pursuant to the Series B Redemption will occur in the order that notices are received. The Company may also redeem the Series B Bonds, in whole or in part, without penalty within six and 18 months of their respective maturity dates, subject to proper notice as described in the agreement.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the bonds will be automatically renewed at the same interest rate for an additional five years in the case of Series B bonds, unless redeemed upon maturity at the Company or the bondholders’ election.

Future maturities of bonds payable are as follows:

Years ending December 31,	Amount
2023	$-
2024	-
2025	44,710,000
2026	-
2027	-
Total bonds payable	$44,710,000

8.	Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

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Red Oak Capital Fund III, LLC Notes to Financial Statements June 30, 2023 and December 31, 2022 (Unaudited)

9.	Subsequent events

On July 25, 2023, in accordance with the offering circular, the Company executed an interest payment for $950,088 to the trustee and paying agent, Great Lakes Fund Solutions, Inc.

On July 25, 2023, mortgage note borrower 4401 Fortune Place, LLC paid off its note with a principal balance of $10,175,000. The note originally matured on December 21, 2024 and had an interest rate of 8.5%. The Company received $10,264,738 in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves. On August 15, 2023, the Company sent $5,107,292 in proceeds to the Participant to pay off the outstanding principal balance of the Participation Agreement.

The financial statements were approved by management and available for issuance on November 16, 2023.

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Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund III, LLC*

(2)(b)	Certificate of Amendment to Certificate of Formation of Red Oak Capital Fixed Income III, LLC*

(2)(c)	Limited Liability Company Agreement of Red Oak Capital Fund III, LLC*

(2)(d)	First Amendment to Limited Liability Company Agreement of Red Oak Capital Fixed Income III, LLC *

(3)(a)	Form of Indenture between Red Oak Capital Fund III, LLC and UMB Bank, N.A.*

(3)(b)	Form of Series A Bond**

(3)(c)	Form of Series B Bond**

(3)(d)	Form of Pledge and Security Agreement*

* Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on July 30, 2019.

** Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on August 30, 2019.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND III, LLC, a Delaware limited liability company

By:	Red Oak Capital GP, LLC
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Capital Holdings, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC,
a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

Date:	November 16, 2023

                Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager

Date:	November 16, 2023

By:	/s/ Tom McGovern
Name:	Tom McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager

Date:	November 16, 2023

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